UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                         (Amendment No._____________ )*

                            W.P. Stewart & Co., Ltd.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   G84922 10 6
                                 (CUSIP Number)

                                December 31, 2002
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)
|_| Rule 13d-1(c)
|X| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (continued on the following 8 pages)

                                                               Page 2 of 8 pages

                                  SCHEDULE 13G

CUSIP NO. G84922 10 6

1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

            William P. Stewart, Jr.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) |_|
                                                                 (b) |_|

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

            5.    SOLE VOTING POWER

                  William P. Stewart, Jr., the Chairman and Chief Executive Officer of W.P. Stewart & Co., Ltd., serves as a Trustee of various trusts listed below. In addition, Mr. Stewart holds shares of W.P. Stewart & Co., Ltd. individually. Mr. Stewart has sole voting power over W.P. Stewart & Co., Ltd. shares held by himself and by the following Trusts:

 NUMBER OF          Stewart Trust 1987- FBO Gregory S. Stewart       1,036,035
   SHARES           Stewart Trust 1987- FBO Jeffery R. Stewart         940,035
BENEFICIALLY        Stewart Trust 1992- FBO Jeffery R. Stewart          96,000
  OWNED BY          Stewart Trust 1987- FBO Lisa M. Stewart          1,036,035
    EACH            Stewart Trust 1987- FBO William P. Stewart III   1,036,035
 REPORTING                                                           ---------
   PERSON                                                            4,144,140*
    WITH            William P. Stewart, Jr.                             38,571**
                                                                     ---------
                    Total:                                           4,182,711

                  * Mr. Stewart asserts that the filing of this statement shall not be construed as an admission that he, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, is the beneficial owner of any of the securities held by the Trusts listed in this Item.

                  ** Includes 8,571 shares that may be purchased upon exercise of currently exercisable options.

            6.    SHARED VOTING POWER                                          0
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                                                               Page 3 of 8 pages

                                  SCHEDULE 13G

CUSIP NO. G84922 10 6

            7.    SOLE DISPOSITIVE POWER

                  William P. Stewart, Jr., the Chairman and Chief Executive Officer of W.P. Stewart & Co., Ltd., serves as a Trustee of various trusts listed below. In addition, Mr. Stewart holds shares of W.P. Stewart & Co., Ltd. individually. Mr. Stewart has sole power to direct the disposition of the W.P. Stewart & Co., Ltd. shares held by himself and by the following Trusts:

                    Stewart Trust 1987- FBO Gregory S. Stewart       1,036,035
                    Stewart Trust 1987- FBO Jeffery R. Stewart         940,035
                    Stewart Trust 1992- FBO Jeffery R. Stewart          96,000
                    Stewart Trust 1987- FBO Lisa M. Stewart          1,036,035
                    Stewart Trust 1987- FBO William P. Stewart III   1,036,035
                                                                     ---------
                                                                     4,144,140*
                    William P. Stewart, Jr.                             38,571**
                                                                     ---------
                    Total:                                           4,182,711

                  * Mr. Stewart asserts that the filing of this statement shall not be construed as an admission that he, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, is the beneficial owner of any of the securities held by the Trusts listed in this Item.

                  ** Includes 8,571 shares that may be purchased upon exercise of currently exercisable options.

            8.    SHARED DISPOSITIVE POWER                                     0

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

      William P. Stewart, Jr., the Chairman and Chief Executive Officer of W.P. Stewart & Co., Ltd., serves as a Trustee of various trusts listed below. In addition, Mr. Stewart holds shares of W.P. Stewart & Co., Ltd. individually. Mr. Stewart has sole voting and dispositive power over the W.P. Stewart & Co., Ltd. shares held by himself and by the following
      Trusts:

                    Stewart Trust 1987- FBO Gregory S. Stewart       1,036,035
                    Stewart Trust 1987- FBO Jeffery R. Stewart         940,035
                    Stewart Trust 1992- FBO Jeffery R. Stewart          96,000
                    Stewart Trust 1987- FBO Lisa M. Stewart          1,036,035
                    Stewart Trust 1987- FBO William P. Stewart III   1,036,035
                                                                     ---------
                                                                     4,144,140*
                    William P. Stewart, Jr.                             38,571**
                                                                     ---------
                    Total:                                           4,182,711

                                                               Page 4 of 8 pages

                                  SCHEDULE 13G

CUSIP NO. G84922 10 6

      * As stated above, Mr. Stewart disclaims beneficial ownership of shares owned by the trusts.

      ** Includes 8,571 shares that may be purchased upon exercise of currently exercisable options.

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             |X|

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            9.1%

12.   TYPE OF REPORTING PERSON*                         IN

                                                               Page 5 of 8 pages

                                  SCHEDULE 13G

CUSIP NO. G84922 10 6

ITEM 1(a).  Name of Issuer

            W.P. Stewart & Co., Ltd.

ITEM 1(b).  Address of Issuer's Principal Executive Offices

            Trinity Hall
            43 Cedar Avenue
            P.O. Box HM 2905
            Hamilton HM LX
            Bermuda

ITEM 2(a).  Names of Persons Filing

            William P. Stewart, Jr.

ITEM 2(b).  Address of principal business office

            Trinity Hall
            43 Cedar Avenue
            P.O. Box HM 2905
            Hamilton HM LX
            Bermuda

ITEM 2(c).  Citizenship

            United States

ITEM 2(d).  Title of Class of Securities

            Common Stock, $.001 par value

ITEM 2(e).  CUSIP Number

            G84922 10 6

ITEM 3.     Not Applicable

ITEM 4.     Ownership

      (a)   Amount Beneficially Owned:

            4,182,711

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                                                               Page 6 of 8 pages

                                  SCHEDULE 13G

CUSIP NO. G84922 10 6

      (b)   Percent of Class:

            9.1%

      (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote

                  William P. Stewart, Jr., the Chairman and Chief Executive Officer of W.P. Stewart & Co., Ltd., serves as a Trustee of various trusts listed below. In addition, Mr. Stewart holds shares of W.P. Stewart & Co., Ltd. individually. Mr. Stewart has sole voting power over W.P. Stewart & Co., Ltd. shares held by himself and by the following Trusts:

                    Stewart Trust 1987- FBO Gregory S. Stewart       1,036,035
                    Stewart Trust 1987- FBO Jeffery R. Stewart         940,035
                    Stewart Trust 1992- FBO Jeffery R. Stewart          96,000
                    Stewart Trust 1987- FBO Lisa M. Stewart          1,036,035
                    Stewart Trust 1987- FBO William P. Stewart III   1,036,035
                                                                     ---------
                                                                     4,144,140*
                    William P. Stewart, Jr.                             38,571**
                                                                     ---------
                    Total:                                           4,182,711

                  * Mr. Stewart asserts that the filing of this statement shall not be construed as an admission that he, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, is the beneficial owner of any of the securities held by the Trusts listed in this Item.

                  ** Includes 8,571 shares that may be purchased upon exercise of currently exercisable options.

            (ii)  shared power to vote or to direct the vote                   0

            (iii) sole power to dispose or to direct the disposition of

                  William P. Stewart, Jr., the Chairman and Chief Executive Officer of W.P. Stewart & Co., Ltd., serves as a Trustee of various trusts listed below. In addition, Mr. Stewart holds shares of W.P. Stewart & Co., Ltd. individually. Mr. Stewart has sole power to direct the disposition of the W.P. Stewart & Co., Ltd. shares held by himself and by the following Trusts:

                                                               Page 7 of 8 pages

                                  SCHEDULE 13G

CUSIP NO. G84922 10 6

                    Stewart Trust 1987- FBO Gregory S. Stewart       1,036,035
                    Stewart Trust 1987- FBO Jeffery R. Stewart         940,035
                    Stewart Trust 1992- FBO Jeffery R. Stewart          96,000
                    Stewart Trust 1987- FBO Lisa M. Stewart          1,036,035
                    Stewart Trust 1987- FBO William P. Stewart III   1,036,035
                                                                     ---------
                                                                     4,144,140*
                    William P. Stewart, Jr.                             38,571**
                                                                     ---------
                    Total:                                           4,182,711

                  * Mr. Stewart asserts that the filing of this statement shall not be construed as an admission that he, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, is the beneficial owner of any of the securities held by the Trusts listed in this Item.

                  ** Includes 8,571 shares that may be purchased upon exercise of currently exercisable options.

            (iv)  shared power to dispose or to direct the disposition of      0

ITEM 5.     Ownership of Five Percent or Less of a Class

            Not Applicable

ITEM 6.     Ownership of More than Five Percent on Behalf of Another Person

            William P. Stewart, Jr. is reporting holdings over which he is deemed to be beneficial owner by virtue of his status as trustee and as shareholder.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

            Not Applicable

ITEM 8.     Identification and Classification of Members of the Group

            Not Applicable

ITEM 9.     Notice of Dissolution of Group

            Not Applicable

ITEM 10.    Certification

            Not Applicable

                                                               Page 8 of 8 pages

                                  SCHEDULE 13G

CUSIP NO. G84922 10 6

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2003


                                   /s/ William P. Stewart Jr.
                                   --------------------------
                                   Name: William P. Stewart Jr.

                                   Individually and as Trustee of Various Trusts